UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Alpine Immune Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02083G 100

(CUSIP Number)

Steve R. Bailey

Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02083G 100

1.	Name of Reporting Persons. Frazier Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,829,366 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,829,366 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,829,366 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 1,484,115 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 1,345,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of November 20, 2023. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on (i) 58,097,961 shares of Common Stock outstanding on November 9, 2023 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (ii) 991,832 shares of Common Stock that were sold on November 20, 2023 by the Issuer to the underwriters in its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on November 8, 2023, and (iii) 1,345,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of November 20, 2023.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,829,366 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,829,366 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,829,366 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 1,484,115 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 1,345,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of November 20, 2023. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on (i) 58,097,961 shares of Common Stock outstanding on November 9, 2023 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (ii) 991,832 shares of Common Stock that were sold on November 20, 2023 by the Issuer to the underwriters in its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on November 8, 2023, and (iii) 1,345,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of November 20, 2023.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,829,366 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,829,366 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,829,366 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 1,484,115 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 1,345,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of November 20, 2023. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on (i) 58,097,961 shares of Common Stock outstanding on November 9, 2023 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (ii) 991,832 shares of Common Stock that were sold on November 20, 2023 by the Issuer to the underwriters in its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on November 8, 2023, and (iii) 1,345,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of November 20, 2023.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. Frazier Life Sciences Public Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,203,769 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,203,769 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,203,769 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 1,501,642 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. and (ii) 1,702,127 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to a warrant exercisable within 60 days of November 20, 2023. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on (i) 58,097,961 shares of Common Stock outstanding on November 9, 2023 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (ii) 991,832 shares of Common Stock that were sold on November 20, 2023 by the Issuer to the underwriters in its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on November 8, 2023, and (iii) 1,702,127 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to a warrant exercisable within 60 days of November 20, 2023.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. FHMLSP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,203,769 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,203,769 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,203,769 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 1,501,642 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. and (ii) 1,702,127 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to a warrant exercisable within 60 days of November 20, 2023. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on (i) 58,097,961 shares of Common Stock outstanding on November 9, 2023 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (ii) 991,832 shares of Common Stock that were sold on November 20, 2023 by the Issuer to the underwriters in its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on November 8, 2023, and (iii) 1,702,127 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to a warrant exercisable within 60 days of November 20, 2023.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. FHMLSP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,203,769 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,203,769 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,203,769 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 1,501,642 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. and (ii) 1,702,127 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to a warrant exercisable within 60 days of November 20, 2023. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on (i) 58,097,961 shares of Common Stock outstanding on November 9, 2023 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (ii) 991,832 shares of Common Stock that were sold on November 20, 2023 by the Issuer to the underwriters in its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on November 8, 2023, and (iii) 1,702,127 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to a warrant exercisable within 60 days of November 20, 2023.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 49,766 shares (1)
	8.	Shared Voting Power 6,033,135 shares (2)
	9.	Sole Dispositive Power 49,766 shares (1)
	10.	Shared Dispositive Power 6,033,135 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,082,901 shares (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 49,766 shares of Common Stock issuable to James N. Topper pursuant to stock options exercisable within 60 days of November 20, 2023.
(2)

Consists of (i) 1,484,115 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P., (ii) 1,345,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of November 20, 2023, (iii) 1,501,642 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. and (iv) 1,702,127 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to a warrant exercisable within 60 days of November 20, 2023. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(3)

Based on (i) 58,097,961 shares of Common Stock outstanding on November 9, 2023 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (ii) 991,832 shares of Common Stock that were sold on November 20, 2023 by the Issuer to the underwriters in its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on November 8, 2023, (iii) 49,766 shares of Common Stock issuable to James N. Topper pursuant to stock options exercisable within 60 days of November 20, 2023, (iv) 1,345,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of November 20, 2023, and (v) 1,702,127 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to a warrant exercisable within 60 days of November 20, 2023.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 6,033,135 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 6,033,135 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,033,135 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,484,115 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P., (ii) 1,345,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of November 20, 2023, (iii) 1,501,642 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. and (iv) 1,702,127 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to warrants exercisable within 60 days of November 20, 2023. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on (i) 58,097,961 shares of Common Stock outstanding on November 9, 2023 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (ii) 991,832 shares of Common Stock that were sold on November 20, 2023 by the Issuer to the underwriters in its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on November 8, 2023, (iii) 1,345,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of November 20, 2023, and (iv) 1,702,127 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to a warrant exercisable within 60 days of November 20, 2023.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. Albert Cha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,203,769 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,203,769 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,203,769 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,501,642 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. and (ii) 1,702,127 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to a warrant exercisable within 60 days of November 20, 2023. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on (i) 58,097,961 shares of Common Stock outstanding on November 9, 2023 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (ii) 991,832 shares of Common Stock that were sold on November 20, 2023 by the Issuer to the underwriters in its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on November 8, 2023, and (iii) 1,702,127 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to a warrant exercisable within 60 days of November 20, 2023.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. James Brush
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,203,769 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,203,769 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,203,769 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,501,642 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. and (ii) 1,702,127 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to a warrant exercisable within 60 days of November 20, 2023. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on (i) 58,097,961 shares of Common Stock outstanding on November 9, 2023 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (ii) 991,832 shares of Common Stock that were sold on November 20, 2023 by the Issuer to the underwriters in its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on November 8, 2023, and (iii) 1,702,127 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to a warrant exercisable within 60 days of November 20, 2023.

Item 1.	Security and Issuer.

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D amends the statement on Schedule 13D filed on July 31, 2017 (the “Original Schedule 13D”), as amended on January 23, 2019, July 30, 2020, September 21, 2021 and February 15, 2022 (the “Prior Amendments”, and together with the Original Schedule 13D and this Amendment No. 5, the “Schedule 13D”) with respect to the Common Stock of Alpine Immune Sciences, Inc (the “Issuer”), having its principal executive office at 188 East Blaine St., Suite 200, Seattle, WA 98102. Except as otherwise specified in Amendment No. 5, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

Item 3.	Source and Amount of Funds or Other Consideration

FLS-VIII purchased from a company then known as Alpine Immune Sciences, Inc. (“Old Alpine”) in a series of private transactions 3,558,719 shares of Series A-1 Preferred Stock (“Series A-1 Stock”) and 866,741 shares of Common Stock (the “Old Alpine Common Stock”) for an aggregate purchase price of $15,483,870. Pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of April 18, 2017, by and among the Issuer, Nautilus Merger Sub, Inc. and Old Alpine (the “Merger Agreement”), at the closing of the merger provided for in the Merger Agreement (the “Merger”), each share of Old Alpine’s Common Stock and Series A-1 Stock held by FLS-VIII was automatically converted into 0.4969 shares of the Issuer’s Common Stock, which resulted in FLS-VIII holding a total of 2,199,011 shares of the Issuer’s Common Stock as of July 24, 2017.

On January 18, 2019, FLS-VIII participated in the Issuer’s private placement offering and (i) purchased 372,439 shares of the Issuer’s Common Stock and (ii) received a warrant exercisable for 145,251 shares of the Issuer’s Common Stock for an aggregate purchase price of $1,999,997.

On September 17, 2021, FLS-VIII exchanged 1,200,000 shares of the Issuer’s Common Stock for a warrant to purchase 1,200,000 shares of the Issuer’s Common Stock.

On February 11, 2022, FLS-VIII purchased 112,665 shares of the Issuer’s Common Stock for an aggregate purchase price of $799,990.

FLS-VIII holds 1,484,115 shares of the Issuer’s Common Stock and warrants that are exercisable for 1,345,251 shares of the Issuer’s Common Stock within 60 days of November 20, 2023 (the “FLS VIII Shares”).

On September 15, 2021, FLSPF purchased 394 shares of the Issuer’s Common Stock for an aggregate purchase price of $3,704.

On September 17, 2021, FLSPF participated in the Issuer’s private placement offering (the “Offering”) pursuant to which it purchased a pre-funded warrant for 1,702,127 shares of the Issuer’s Common Stock for an aggregate purchase price of $15,999,994. FLSPF also purchased 400,000 shares of the Issuer’s Common Stock from another stockholder of the Issuer for a total purchase price of $3,760,000.

On February 11, 2022, FLSPF purchased 1,088,179 shares of the Issuer’s Common Stock for an aggregate purchase price of $7,726,724.

FLSPF holds 1,501,642 shares of the Issuer’s Common Stock and a warrant that is exercisable for 1,702,127 shares of the Issuer’s Common Stock within 60 days of November 20, 2023 (the “FLSPF Shares” and together with the FLS VIII Shares, the “Frazier Shares”).

Item 5.	Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

FLS-VIII is the record owner of the FLS VIII Shares. As the sole general partner of FLS-VIII, FHM-VIII L.P. may be deemed to beneficially own the FLS VIII Shares. As the sole general partner of FHM-VIII, L.P., FHM-VIII LLC may be deemed to beneficially own the FLS VIII Shares. As individual members of FHM-VIII LLC, each of Topper and Heron may be deemed to beneficially own the FLS VIII Shares.

FLSPF is the record owner of the FLSPF VIII Shares. As the sole general partner of FLSPF, FHMLSP, L.P. may be deemed to beneficially own the FLSPF VIII Shares. As the sole general partner of FHMLSP, L.P., FHMLSP, L.L.C. may be deemed to beneficially own the FLSPF Shares. As individual members of FHMLSP, L.L.C., each of Topper, Heron, Cha and Brush may be deemed to beneficially own the FLSPF Shares.

Each Reporting Person disclaims beneficial ownership of all Frazier Shares other than those shares which such person owns of record, which in Topper’s case, includes the 49,766 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of November 20, 2023.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by each of FLS-VIII, FHM-VIII L.P. and FHM-VIII LLC, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on (i) 58,097,961 shares of Common Stock outstanding on November 9, 2023 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (ii) 991,832 shares of Common Stock that were sold on November 20, 2023 by the Issuer to the underwriters in its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on November 8, 2023, and (iii) 1,345,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of November 20, 2023.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by each of FLSPF, FHMLSP, L.P., FHMLSP, L.L.C., Cha and Brush is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on (i) 58,097,961 shares of Common Stock outstanding on November 9, 2023 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (ii) 991,832 shares of Common Stock that were sold on November 20, 2023 by the Issuer to the underwriters in its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on November 8, 2023, and (iii) 1,702,127 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to a warrant exercisable within 60 days of November 20, 2023

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by Heron, is set forth on Line 13 of Heron’s cover sheet. Such percentage was calculated based on (i) 58,097,961 shares of Common Stock outstanding on November 9, 2023 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (ii) 991,832 shares of Common Stock that were sold on November 20, 2023 by the Issuer to the underwriters in its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on November 8, 2023, (ii) 1,345,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of November 20, 2023, and (iii) 1,702,127 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to a warrant exercisable within 60 days of November 20, 2023.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by Topper, is set forth on Line 13 of Topper’s cover sheet. Such percentage was calculated based on (i) 49,766 shares of Common Stock issuable to James N. Topper pursuant to stock options exercisable within 60 days of November 20, 2023, (ii) 58,097,961 shares of Common Stock outstanding on November 9, 2023 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (iii) 991,832 shares of Common Stock that were sold on November 20, 2023 by the Issuer to the underwriters in its public offering as described in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on November 8, 2023, (iv) 1,345,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of November 20, 2023, and (v) 1,702,127 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to a warrant exercisable within 60 days of November 20, 2023.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a):

Not applicable.

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required:

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Frazier Shares beneficially owned by any of the Reporting Persons.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2023	FRAZIER LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.P., its general partner
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 22, 2023	FHM LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 22, 2023	FHM LIFE SCIENCES VIII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 22, 2023	FRAZIER LIFE SCIENCES PUBLIC FUND L.P.
By: FHMLSP, L.P., its General Partner
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 22, 2023	FHMLSP, L.P.
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 22, 2023	FHMLSP, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 22, 2023	By:	*
James N. Topper

Date: November 22, 2023	By:	*
Patrick J. Heron

Date: November 22, 2023	By:	**
Albert Cha

Date: November 22, 2023	By:	**
James Brush

Date: November 22, 2023	By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.

**	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.